May 27, 2015

Wilson K. Lee

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Crown Castle International Corp.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed: February 19, 2015

File No. 001-16441

Dear Mr. Lee:

We are responding to your recent letter in which you provided comment on the Crown Castle International Corp. (“Company”) periodic report on Form 10-K for year ended December 31, 2014 (“Form 10-K”). For the convenience of the Staff, the Staff’s comment is reproduced and is followed by the Company’s response.

Staff Comment:

Item 1. Business

Strategy, page 2

1.	We note disclosure stating that substantially all of your wireless infrastructure can accommodate additional tenancy, either as currently constructed or with appropriate modifications to the structure. Please advise us how you measure the available capacity of your existing facilities to support additional tenants and generate additional site rental revenues.

Company Response:

Generally, a wireless operator utilizes approximately 10 vertical feet of space for the installation of its equipment on our towers. As of December 31, 2014, our U.S. tower portfolio had an average height per tower of approximately 160 feet and approximately 2.3 tenants per tower.

One common way to generally estimate available capacity is by comparing existing utilized space to the vertical heights of our towers (after adjusting for minimum heights). Further, our estimated available capacity is based on our extensive historical experience with new tenant additions and modifications to existing tenant installations, whereby it is very unusual for a tower to not be able to accommodate another tenant (in most cases, multiple additional tenants) after appropriate modification, including extensions or structural reinforcement.

Staff Comment:

Item 2. Properties, page 16

2.	We note that you owned, leased or managed approximately 40,000 towers in the United States and approximately 1,800 towers in Australia. We further note your disclosure on page 16 that you have “offices in the U.S., where [you] have high wireless infrastructure concentrations.” In future Exchange Act periodic reports, please disclose your areas of major geographic concentration, if any.

Company Response:

We acknowledge the Staff’s comment and note that our wireless infrastructure is located in all 50 states of the United States and Puerto Rico (“U.S.”). Our wireless infrastructure and our 40 offices are dispersed across the U.S and no state accounts for more than 10% of revenues. In future filings, we will make appropriate changes to clarify our disclosure that our offices are in locations convenient for the management and operation of our wireless infrastructure with a significant consideration being the number of towers in a particular area.

3.	We note your disclosure on pages 8 and 23 that you expect that site rental revenues to be impacted by non-renewals. In future Exchange Act periodic reports, please provide disclosure regarding your lease expiration schedule, including the gross annual revenue generated by any expiring leases, or advise.

Company Response:

As disclosed on page 3 of our Form 10-K, we have historically had very low levels of customer non-renewals averaging 2% of site rental revenues over the last 5 years. On page 71 of our Form 10-K, we have disclosed our contracted revenues by year as well as the weighted average term of 7 years on page 1 and 22. On pages 8 and 23 of our Form 10-K, we have provided specific disclosure of the impact of (1) Sprint’s decommissioning of its iDEN network, and (2) customer consolidation during the last two years (referred to within our Form 10-K as the “Acquired Networks”). We respectfully submit that a schedule of the non-renewals is not necessary based on the historical low levels of non-renewals and level of disclosure already provided. In future filings, we will cross reference to the contracted revenue table on page 71 when we discuss the impact of non-renewals.

Staff Comment:

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 18

4.	We note your disclosure, on page 2 under “Strategy” and elsewhere, to the effect that your historical investments include purchasing shares of your common stock from time to time. In future Exchange Act periodic reports, please include the disclosures required by Item 5 of Form 10-K and Item 703 of Regulation S-K, or advise.

Company Response:

Please note that purchases of common stock during the fourth quarter of 2014 totaled less than 1,000 shares (approximately $85,000). In future filings, we will provide the tabular disclosure as set forth in Item 703 of Regulation S-K.

Staff Comment:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

5.	We note your use of Funds from Operations (FFO) in your earnings release. Please explain to us whether you consider FFO to be a key performance indicator. To the extent that you do consider it to be a key performance indicator, please disclose FFO in future Exchange Act periodic reports and please reconcile net income to FFO as defined by NAREIT.

Company Response:

We do not consider FFO to be a key performance indicator. We do not use FFO as a measurement in any employee compensation arrangements or as a measurement of our operating performance. We do provide FFO in certain of our investor releases only to assist certain investors in the REIT community who may find this metric helpful in assessing performance of our business operations. We reconcile net income to FFO when we disclose this metric.

Staff Comment:

2. Summary of Significant Accounting Policies

Property and Equipment, page 49

6.	In future filings, please clearly describe your capitalization policy as it relates to construction/development costs including, salaries and G&A, real estate taxes and any other significant amounts that are capitalized during the pre-acquisition phase and the construction phase. Please disclose the periods of capitalization including a discussion of when capitalization period begins and ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification (ASC). Additionally, please disclose interest costs capitalized for periods presented pursuant to paragraph 835-20-50-1(b) of the ASC and to the extent material, payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations.

Company Response:

We note that capitalized interest and capitalized labor costs for the year ended December 31, 2014 were approximately $3 million and approximately $24 million, respectively, which in the aggregate represents approximately 3% of our total capital expenditures for the same period. We acknowledge the Staff’s Comment and in our Form 10-K for the year ended December 31, 2015, we will provide in our summary of significant accounting policies the requested capitalization policy and the amount of labor and interest costs capitalized.

Staff Comment:

Item 15. Exhibits, Financial Statement Schedules, page 79

7.	Outside of Schedule II, you indicate that all other schedules are omitted because they are not applicable or because the required information is contained in the financial statements or notes. Given that you are structured as a real estate investment trust, it appears Schedule III would be applicable. It is not clear from your financial statements and notes that the information required by Schedule III has been provided. Please clarify how you have complied with the requirements of Rule 5-04 of Regulation S-X for Schedule III.

Company Response:

We respectfully acknowledge the Staff’s comment. As a result of the large volume of wireless infrastructure owned by the Company, including approximately 40,000 towers in the U.S., we believe it would be impractical to provide the information on Schedule III on a property-by-property basis. Further, the gross amount at which the properties are carried is evenly dispersed across our 40,000 tower properties, with no single property accounting for more than 0.05% of the total gross assets. Accordingly, we respectfully submit that we file a Schedule III in future filings in a format substantially similar to that set forth below.

CROWN CASTLE INTERNATIONAL CORP.

SCHEDULE III—SCHEDULE OF REAL ESTATE AND ACCUMULATED DEPRECIATION

Description	Encumbrances			Initial cost to company		Cost capitalized subsequent to acquisition		Gross amount carried at close of current period			Accumulated depreciation at close of current period			Date of construction	Date acquired	Life on which depreciation in latest income statement is computed
XX,XXX towers (1)	$	XXX,XXX	(2)		(3)		(3)	$	XXX,XXX	(4)	$	(XXX,XXX	)	Various	Various	Up to 20 years

(1)	No single property exceeds 5% of the aggregate gross amounts at which the assets were carried at the close of the period set forth in the table above. Count is exclusive of small cell nodes.
(2)	Certain assets secure debt of approximately $XX billion.
(3)	The Company has omitted this information, as it would be impracticable to compile such information on a property-by-property basis.
(4)	Does not include wireless infrastructure under construction.

2015
Gross amount at beginning	$	XXX,XXX
Additions during period:
Acquisitions through foreclosure		XXX,XXX
Other acquisitions (1) (2)		XXX,XXX
Wireless infrastructure construction		XXX,XXX
Purchase of land interests		XXX,XXX
Revenue generating capital expenditures		XXX,XXX
Sustaining capital expenditures		XXX,XXX
Other		XXX,XXX

Total additions		XXX,XXX

Deductions during period:
Cost of real estate sold or disposed		(XXX,XXX	)
Other		(XXX,XXX	)

Total deductions:		(XXX,XXX	)
Balance at end	$	XXX,XXX

(1)	Inclusive of changes between the final purchase price allocation and the preliminary purchase price allocations as presented in the Company’s Annual Report on Form 10-K.
(2)	Includes acquisitions of wireless infrastructure.

2015
Gross amount of accumulated depreciation at beginning	$	XXX,XXX
Additions during period:
Depreciation		XXX,XXX

Total additions		XXX,XXX
Deductions during period:
Amount for assets sold or disposed		(XXX,XXX	)
Other		(XXX,XXX	)

Total deductions		(XXX,XXX	)

Balance at end	$	XXX,XXX

* * * *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of our responses to the comments or if you would like to discuss any other matters, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,

/s/ Jay A. Brown
Jay A. Brown Senior Vice President, Chief Financial Officer and Treasurer

cc:	Eric Mcphee

Sara Von Althann

Jennifer Gowetski